[redacted]

SECURITIES AND EXCHANGE COMMISSION

05038454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 26657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Corporate Plaza Drive, Suite 250
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Larry R. Law (949) 729-1680
(Area Code – Telephone Number)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 185 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ishii & Associates, LLP
(Name – *if individual, state last, first, middle name*)

4590 MacArthur Blvd., Suite 600, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN L. BENHAM
Commission # 1486948
Notary Public - California
Orange County
My Comm. Expires Apr 30, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

December 31, 2004

TABLE OF CONTENTS

	Page No.
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7 - 9
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1	11
Schedule II - Reconciliation of Net Capital	12
EXHIBIT	
Exhibit 1 - Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	

ISHII &
I&A
ASSOCIATES, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
JRL Capital Corporation
Newport Beach, California

We have audited the accompanying statement of financial condition of JRL Capital Corporation as of December 31, 2004, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ishii & Associates, LLP

Newport Beach, California
February 24, 2005

4590 MacArthur Blvd. • Suite 600 • Newport Beach, California 92660 • 949/863-0400 • Fax 949/863-0500

JRL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
ALLOWABLE ASSETS:		
Cash	$	18,313
TOTAL ALLOWABLE ASSETS		18,313
NON-ALLOWABLE ASSETS:		
Other receivables		2,428
Equipment (net of accumulated depreciation of $14,056)		1,620
Deposits		195
TOTAL NON-ALLOWABLE ASSETS		4,243
	$	22,556
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		62,904
Retained earnings (deficit)		(45,348)
TOTAL STOCKHOLDER'S EQUITY	$	22,556

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF INCOME

For The Year Ended December 31, 2004

REVENUE:	
Commission income	$ 290,598
Investment banking income	30,000
Consulting fees income	5,000
Reimbursements	11,257
TOTAL REVENUE	336,855
COMMISSION EXPENSE	264,229
GROSS PROFIT	72,626
GENERAL AND ADMINISTRATIVE EXPENSES	52,590
INCOME FROM OPERATIONS	20,036
OTHER INCOME	1,973
INCOME BEFORE PROVISION FOR INCOME TAXES	22,009
PROVISION FOR INCOME TAXES	800
NET INCOME	$ 21,209

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Net Retained Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2004	$ 5,000	$ 80,472	$ (66,557)	$ 18,915
Return of capital	-	(17,568)	-	(17,568)
Net income for the year	-	-	21,209	21,209
Balance at December 31, 2004	$ 5,000	$ 62,904	$ (45,348)	$ 22,556

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2004

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	21,209
Adjustments to reconcile net income to net cash consumed by operating activities:		
Depreciation		913
Changes in assets and liabilities:		
Decrease in other receivable		972
Decrease in deposits		124
Decrease in accounts payable		(57,465)
NET CASH CONSUMED BY OPERATING ACTIVITIES		(34,247)
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital		(17,568)
NET CASH CONSUMED BY FINANCIAL ACTIVITIES		(17,568)
NET DECREASE IN CASH		(51,815)
CASH, BEGINNING OF YEAR		70,128
CASH, END OF YEAR	$	18,313

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2004

BALANCE AT BEGINNING OF YEAR	$	- 0 -
CHANGE DURING THE YEAR		- 0 -
BALANCE AT END OF YEAR	$	- 0 -

See accompanying notes to financial statements.

JRL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") is a wholly-owned subsidiary of JRL Capital Management Group (CMG). The Company is a registered broker/dealer and is regulated by the National Association of Securities Dealers. The Company provides securities brokerage services through a small number of registered representatives licensed with the firm. This is facilitated by entering into "selling group agreements" with financial institutions that enable the Company's independent representatives to sell financial products to clients. In addition, the Company acts as a Placement Agent for private real estate and emerging business and technology investment opportunities for accredited investors. The Company does not maintain its own security accounts or perform custodial functions related to the security transactions.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Federal and State Income Taxes

The Company files as part of a consolidated return of JRL Capital Management Group. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred tax assets and liabilities are recorded based on the difference between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company records current and deferred taxes as if the Company were a separate taxpayer. As of December 31, 2004, deferred taxes were not material to the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Bad Debt Reserve

Management reviews its bad debt reserve periodically and the Company maintains an allowance for bad debts on accounts receivable at an amount that management believes is sufficient to protect against losses. As of December 31, 2004, no reserves for bad debts have been established.

Cash and Cash equivalents

Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less. The Company deposits cash in financial institutions insured by the Federal Deposit Insurance Corporation. At times, the Company's account balances may exceed the insured limits.

Fixed Assets

Computer equipment and furniture is recorded at cost and depreciated under a 200% declining balance method over five years and seven years respectively and summarized as follows:

Computer equipment	$	11,497
Furniture and fixtures		4,179
		15,676
Accumulated depreciation		(14,056)
	$	1,620

Revenue Recognition

For securities brokerage services the Company recognizes revenue upon confirmation of transactions. For commissions revenue and for real estate and technology placement services, revenue is recognized upon closing of escrow.

NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended December 31, 2004 was $800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a minimum capital requirement under SEC Rule 15c3-1, as defined, equal to 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness fluctuate on a daily basis; however, as of December 31, 2004, the Company had no aggregate indebtedness and the net capital was $18,313 which exceeds the required minimum capital by $13,313.

In management's opinion, the Company was exempt from the provisions of SEC Rule 15c3-3 for the year ended December 31, 2004, because the Company does not maintain security accounts for customers or perform custodial functions related to customer securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

JRL Capital Management Group provided the Company with office space, miscellaneous office expenses and management services. The Company paid $34,400 in management fees for the year ended December 31, 2004. The results of operations could be significantly different if the Company were to operate autonomously of the related entity.

NOTE 5 - ECONOMIC DEPENDENCE

During the year ended December 31, 2004, revenue earned from one private placement project represented 12% of total revenue for the year.

SUPPLEMENTARY INFORMATION

JRL CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2004

TOTAL STOCKHOLDER'S EQUITY	$	22,556
LESS NON-ALLOWABLE ASSETS:		
Other receivables		2,428
Equipment (net of depreciation)		1,620
NASD deposit		195
NET CAPITAL	$	18,313

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

MINIMUM NET CAPITAL REQUIREMENT: ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$	5,000
NET CAPITAL FROM ABOVE	$	18,313
NET CAPITAL IN EXCESS OF MINIMUM	$	13,313

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$	-
AGGREGATE INDEBTEDNESS TO NET CAPITAL		N/A
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)		N/A

JRL CAPITAL CORPORATION

SCHEDULE II

RECONCILIATION OF NET CAPITAL

December 31, 2004

NET CAPITAL AS REPORTED IN UNAUDITED FOCUS REPORT PART IIA	$	18,313
AUDIT ADJUSTMENTS IMPACTING NET CAPITAL CALCULATION		-
NET CAPITAL AS REPORTED IN AUDITED FINANCIAL STATEMENTS	$	18,313

THE COMPANY IS EXEMPT FROM THE PROVISIONS OF RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934, IN THAT THE COMPANY'S ACTIVITIES ARE LIMITED TO THOSE SET FORTH IN THE CONDITIONS FOR EXEMPTION APPEARING IN PARAGRAPH (K)(2)(I) OF THE RULE.

ISHII &
I&A
ASSOCIATES, LLP
Certified Public Accountants

EXHIBIT 1

To the Board of Directors
JRL Capital Corporation
Newport Beach, California

In planning and performing our audit of the financial statements of JRL Capital Corporation (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, beacuse the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4590 MacArthur Blvd. • Suite 600 • Newport Beach, California 92660 • 949/863-0400 • Fax 949/863-0500

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, no facts came to our attention indicating that the exemptive provision for Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

ISHII & ASSOCIATES, LLP

Newport Beach, California
February 24, 2005